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EquiFirst Business Summary

➢Company founded in 1990 as a non-conforming wholesale lender.

➢Origination Channels

- ➢ 100% Wholesale – no traditional retail or correspondent

- ➢ Loans are originated through independent mortgage brokers

- ➢ Licensed in 47 states plus the District of Columbia

- ➢ All loans are closed and funded in the name of EquiFirst

➢Two Production Centers

- ➢ Charlotte = Easter and Central Time Zones: 70% or originations

- ➢ Phoenix = Mountain and Pacific Time Zones: 30% of originations

- ➢ Originations

  - ➢ $5+ billion in 2004

  - ➢ $8.8 billion in 2005

  - ➢ $10.7 billion in 2006

- ➢ Centralized operations provide consistent underwriting and efficient cost structure.

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Opportunity

- Originator fallout and consolidation have created opportunity for EquiFirst
- Industry fallout is being driven by EPD's, liquidity and undisciplined underwriting
- Investment banks are vertically integrating by buying servicers and originators
- Originators reliant on warehouse lines for their funding have been squeezed and have had to shutter operations

Historical Production Volume



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WAC & FICO



LTV/CLTV Trend



Stated and FTHB Trends



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EquiFirst Performance Trends

- EFC deals perform well against same vintage cohorts in cumulative loss
- EFC deals have been serviced by a wide variety of servicers
- With HomEq as our sister company, Barclays has created a powerful combination of superior origination and servicing.



Deal	Originator	Px Date	OB	WAC	LTV	FICO	FRM %	Full Doc %	Purchase %	OO %	SFR %	CA %	IO %	2nds %	PPP Cov.%	Current Factor
RAMP 2005-EFC6	**EquiFirst**	**11/18/2005**	**$693,854,460**	**7.01%**	**82.51%**	**632**	**13.05**	**68.34**	**40.50**	**96.88**	**85.57**	**9.02**	**28.38**	**-**	**73.72**	**0.74492**
CWL 2005-13	Countrywide	11/16/2005	$1,999,999,000	7.41%	78.20%	603	30.00	67.53	33.20	97.10	73.90	28.40	25.97	-	73.92	0.69343
FFML 2005-FF12	First Franklin	12/22/2005	$1,965,158,000	6.84%	80.10%	656	10.40	62.60	74.59	100.00	67.50	38.00	53.15	-	78.07	0.77371
OOMLT 2005-5	Option One	11/7/2005	$1,044,725,000	7.54%	84.70%	625	20.60	63.73	42.70	90.20	79.10	20.00	26.20	3.32	72.38	0.70467
GSAMP 2005-WMC2	WMC	11/18/2005	$1,110,702,000	7.11%	73.70%	645	19.20	-	51.70	96.30	69.70	48.00	20.34	10.54	-	0.68257

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EquiFirst Performance Trends (continued)



Cum Loss

RAMP 2005-EFC7

EquiFirst (RAMP)	
Countrywide (CWABS, CWL)	
First Franklin (FFML)	
Option One (OOMLT,SVHE,SABR)	
WMC(MSAC,GSAMP)	

Deal	Originator	Px Date	OB	WAC	LTV	FICO	FRM %	Full Doc %	Purchase %	OO %	SFR %	CA %	IO %	2nds %	PPP Cov.%	Current Factor
RAMP 2005-EFC7	**EquiFirst**	**12/21/2005**	**$725,000,210**	**7.23%**	**82.76%**	**630**	**21.69**	**70.47**	**39.31**	**96.06**	**86.70**	**8.61**	**27.57**	**-**	**74.09**	**0.76139**
CWL 2005-15	Countrywide	12/22/2005	$399,999,000	6.77%	76.30%	606	52.50	74.56	17.10	97.60	70.90	32.10	21.78	-	89.22	0.71849
FFML 2005-FFH4	First Franklin	11/30/2005	$965,425,000	7.98%	98.80%	660	15.00	50.98	79.10	99.20	76.60	8.70	35.80	-	-	0.78604
SABR 2005-OP2	Option One	12/21/2005	$1,008,165,000	7.41%	78.80%	622	15.00	58.15	35.70	91.70	76.20	23.00	22.90	1.27	73.30	0.64536
GSAMP 2005-WMC3	WMC	1/24/2006	$729,053,000	7.31%	73.50%	640	18.00	31.07	52.80	95.50	68.50	47.70	16.70	10.90	-	0.72361

EquiFirst Performance Trends (continued)



Cum Loss — **RAMP 2006-EFC1**

EquiFirst (RAMP)
Countrywide (CWABS, CWL)
First Franklin (FFML)
Option One (OOMLT,SVHE,SABR)
WMC(MSAC,GSAMP)

Deal	Originator	Px Date	OB	WAC	LTV	FICO	FRM %	Full Doc %	Purchase %	OO %	SFR %	CA %	IO %	2nds %	PPP Cov.%	Current Factor
RAMP 2006-EFC1	**EquiFirst**	**1/20/2006**	**$610,000,000**	**7.62%**	**83.30%**	**628**	**18.12**	**71.42**	**41.61**	**96.52**	**85.63**	**13.77**	**23.85**	**-**	**71.20**	**0.76392**
CWL 2006-2	Countrywide	2/23/2006	$849,999,000	7.92%	78.90%	613	24.60	64.22	40.10	95.80	71.20	24.70	34.97	-	70.00	0.72988
FFML 2006-FF1	First Franklin	1/23/2006	$980,127,000	6.90%	79.30%	653	14.60	62.57	57.60	96.80	70.10	42.08	61.14	-	80.98	0.78034
SABR 2006-OP1	Option One	1/24/2006	$1,259,701,000	7.43%	79.10%	621	15.90	64.00	36.30	93.50	76.40	18.63	19.00	0.68	72.02	0.64070
MSAC 2005-HE7	WMC	12/16/2005	$1,347,325,000	7.11%	77.50%	628	19.10	-	42.20	94.30	75.00	34.40	15.95	4.68	72.20	0.70407

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EquiFirst Production

OO = Owner Occupied
NOO = Non-owner Occupied
Limited = 12 (Combo), 6 (Core,
Jumbo) months bank statements

Notes:

- Interest only, 40/30 and the 50/30 Balloon are available as payment options on all programs with some restrictions

- Some property types are restricted with LTV

- Credit restrictions do apply in some property types for occupancy

- Minimum co-borrower score on most programs is 500 (No Ratio is 620)

- Please see individual guideline sheets or rate sheets for more comprehensive detail

Program Highlights				
	Core	**Jumbo**	**80/20**	**No Ratio**
Loan Sizes	Up to $750,000	Up to $1,500,000	Up to $800,000 1st lien $200,000 2nd lien	Up to $800,000 (single lien) Up to $1,000,000 (Combo)
LTV	Up to 95%	Up to 95%	100%	Up to 95%
Documentation Type	Full Doc Limited Stated	Full Doc Limited Stated	Full Doc	No Ratio
Credit Score	520 560	600 600 620	600 (95%) 660 (100%)	620 (single lien) 680 (combo)
Max Mortgage History	1x90 All Doc Types	1x30 All Doc Types	0x30	0x30

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Credit Modifications

- Monthly monitoring of trends in delinquency, repurchases and due diligence kicks for trends related to poor performance
  - Barclays will conduct the due diligence on the pools EquiFirst originates
- Training is administered by our most senior underwriters, who are responsible for certain production units
- As a result of our feedback loop, we have been making modifications since early 2005 as we find trends and issues requiring adjustments


March 2005
- Proof of Self Employed
May 2005
- Purchase & Keep
- Stated Income
December 2005
- Stated Combos <640
February 2006
- Builder/Realtor Conflicts of Interest
March 2006
- Detroit
June 2006
- Appraiser phone verification
- Tradeline Changes
July 2006
- Combos <600
September 2006
- FTHB Tradeline Change
November 2006
- Tradeline Change I
- Stated W2
- FSBO
- Stated NOO Reserves
December 2006
- FTHB Tradeline Change II
- FTHB 00 only
- Reserves FTHB
- Reserve >90% Stated
January 2007
- No Ratio Combo 680
February 2007
- FTHB OA, FICO
- Stated FTHB on rent free LTV and Tradeline
- Tradelines in general
- Removal of 100% Loan & <600 FICO
March 2007
- Limited LTV to 95% max except 660+ full doc combo
- Seasoning in home
- Verification of listing price on PM
- Reduced LTV on NOO & Purchase & Keep
- Restricted tradeline requirements for BK < 2 years
April 2007
- Reinstated 620+ Full Doc 100% one-loan
May 2007
- Benefit to borrower
- Layered risk must go to PFQC
Jan 2005
May 2007

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Proprietary Feedback Structure

- As a Barclays Capital captive, our loans continue to be subjected to a stringent credit, compliance, and value review prior to inclusion into a deal population
- Credit distributes biweekly memos announcing changes, clarifications, or interpretations of the guidelines.
- The VP of Credit chairs a monthly Credit Committee where changes and new products are presented for approval, and updates are given on quality control audits.
- As a Barclays subsidiary, EquiFirst is in a unique position to receive investor feedback and adjust its underwriting and processes to address investor concerns.


Broker
Broker
Broker
Broker
Broker
EquiFirst Centralized Underwriting and Processing
Barclays 3rd Party Due Diligence
Credit
Compliance
Appraisal Waterfall
Due Diligence is occurring as if we were a 3rd Party Seller
Surveillance and Monitoring
Securitization
Investors
Investor Feedback

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2006

$383,200,000 EQUIFIRST **RAMP Series 2006-EFC2 Trust** Mortgage Asset Backed Pass-Through Certificates, Series 2006-EFC2 **GMAC RFC Securities**	**$807,738,000** EQUIFIRST **Soundview Home Loan Trust** **Asset Backed Certificates** **Series 2006-EFC2** **RBS Greenwich Capital** **Morgan Keegan & Co., Inc.**	**$1,692,226,000** EQUIFIRST **Soundview Home Loan Trust** Asset Backed Certificates Series 2006-EQ1 **RBS Greenwich Capital** **Morgan Keegan & Company, Inc.**	**$1,479,741,000** EQUIFIRST **Structured Asset Securities Corp.** **Series 2006-EQ1** **Senior/Subordinate Certificates** **Lehman Brothers**	**$593,225,000** EQUIFIRST **RAMP Series 2006-EFC1 Trust** Mortgage Asset Backed Pass-Through Certificates, Series 2006-EFC1 **GMAC RFC Securities** **Banc of America Securities, LLC**

2005

$698,175,000 EQUIFIRST **RAMP Series 2005-EFC7 Trust** Mortgage Asset Backed Pass-Through Certificates, Series 2005-EFC7 **GMAC RFC Securities** **Barclays Capital**	**$672,696,000** EQUIFIRST **RAMP Series 2005-EFC6 Trust** Mortgage Asset Backed Pass-Through Certificates, Series 2005-EFC6 **JP Morgan** **GMAC RFC Securities**	**$693,318,000** EQUIFIRST **RAMP Series 2005-EFC5 Trust** Mortgage Asset Backed Pass-Through Certificates, Series 2005-EFC5 **GMAC RFC Securities** **Citigroup**	**$707,796,000** EQUIFIRST **RAMP Series 2005-EFC4 Trust** Mortgage Asset Backed Pass-Through Certificates, Series 2005-EFC4 **GMAC RFC Securities** **JPMorgan**
$731,914,000 EQUIFIRST **RAMP Series 2005-EFC3 Trust** Mortgage Asset Backed Pass-Through Certificates, Series 2005-EFC3 **GMAC RFC Securities** **Credit Suisse First Boston**	**$679,331,000** EQUIFIRST **RAMP Series 2005-EFC2 Trust** Mortgage Asset Backed Pass-Through Certificates, Series 2005-EFC2 **GMAC RFC Securities** **Credit Suisse First Boston**	**$1,074,195,000** EQUIFIRST **RAMP Series 2005-EFC1 Trust** Mortgage Asset Backed Pass-Through Certificates, Series 2005-EFC1 **GMAC RFC Securities** **RBS Greenwich Capital** **Banc of America Securities,LLC**	**$728,018,000** EQUIFIRST **EquiFirst Mortgage Loan Trust 2005-1** Asset Backed Certificates Series 2005-1 **RBS Greenwich Capital** **Morgan Keegan & Co., Inc.** **Sandler O'Neill & Partners, LP**

2004 and 2003

$448,725,000 EQUIFIRST **EquiFirst Mortgage Loan Trust 2003-2** **Asset Backed Certificates** **Series 2003-2** **RBS Greenwich Capital**	**$280,430,000** EQUIFIRST **EquiFirst Mortgage Loan Trust 2003-1** **Asset Backed Certificates** **Series 2003-1** **RBS Greenwich Capital**	**$446,668,000** EQUIFIRST **EquiFirst Mortgage Loan Trust 2004-3** **Asset Backed Certificates** **Series 2004-3** **RBS Greenwich Capital** **Morgan Keegan & Co., Inc.** **Sandler O'Neill & Partners, LP**	**$621,876,000** EQUIFIRST **EquiFirst Mortgage Loan Trust 2004-2** **Asset Backed Certificates** **Series 2004-2** **RBS Greenwich Capital** **Morgan Keegan & Co., Inc.** **WaMu Capital Corp.**	**$346,370,000** EQUIFIRST **EquiFirst Mortgage Loan Trust 2004-1** **Asset Backed Certificates** **Series 2004-1** **RBS Greenwich Capital** **Morgan Keegan & Co., Inc.** **WaMu Capital Corp.**

Appendix

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1. EquiFirst in 6 bullet points:

    - EquiFirst, headquartered in Charlotte, NC, has been in business since 1990

    - EquiFirst volumes: 2007 projected volume of $11 billion, $10.8 billion in 2006 and $8.8 billion in 2005

    - Two production centers located in Charlotte, NC and Phoenix, AZ which created a highly centralized and disciplined model

    - 1400 employees with roughly 500 account executives

    - Approximately 19 deals totaling $16 billion in securities (EMLT, RAMP-EFC, SASCO-EQ, SVHE-EQ)

    - Culture of cost and underwriting discipline has allowed EquiFirst to maintain consistent operating performance

2. Has EquiFirst ever issued securities?

    - Yes, approximately $16 billion of single-seller deals

        - EMLT: 2003 & 2004 transactions

        - RAMP-EFC: 2005 & 2006

        - SASCO-EQ: 2006 & 2007

        - SVHE-EQ: 2006

EquiFirst FAQ (*continued*)

3. Does EquiFirst Service loans?

    - No, HomEq will service 100% of EquiFirst loans after March 31st

    - Servicing moves to HomEq from the loan closing eliminating the disruptive servicing transfer process

4. How has EquiFirst performed during the downturn?

    - EquiFirst averaged roughly 2.50% Early Payment Defaults in 2006

    - Its stable owner prior to the acquisition by Barclays allowed us to focus on the credit/origination concerns of the industry rather than liquidity issues

    - Barclays Capital's acquisition pairs EquiFirst with HomEq and will allow EquiFirst to reduce the Early Payment Defaults due to technicalities and transfer disruptions

    - EquiFirst has also changed credit policies related to stated documentation, high-leverage loans and first time homebuyers

EquiFirst FAQ (*continued*)

5. Why should I buy EquiFirst branded bonds?

    - Collateral consistently prepays slower than same vintage cohorts since 2003

    - Cumulative losses perform in the mid to mid-low range of same vintage cohorts over time

        - Consistent underwriting and discipline since EquiFirst processes and underwrites in only two centers nationally

        - EquiFirst has good processes, but more importantly the company consistently applies and adheres to its policies and procedures

    - The above two factors taken together lead to more stable and overall better performance when compared to same vintage cohorts

    - Finally, due to the number of deals off of various shelves, EquiFirst collateral is serviced by nearly every major servicer and the performance is consistent across servicers

    - Going forward, EquiFirst collateral will be serviced by HomEq with no servicing transfer, which management believes will allow greater consistency of servicing and less disruption to the borrower

6. How does EquiFirst plan to grow in 2008?

    - Stable parent allowing for focus on business

    - Capture opportunistic market share as other are distracted with issues

    - Expand product channels: Alt-A and other new products

    - Technology: increase the effectiveness of EquiFirst's origination tool and proliferate the broker usage allowing more with fewer account executives

EquiFirst FAQ (*continued)*

7. Can I visit or meet with the people at EquiFirst?

    - Yes, EquiFirst hosts on-site visitors frequently

    - Contacts: JT Smith, SVP Capital Markets; Nikki Baldonieri, VP Secondary Marketing

    - Please give some notice due to scheduling

Disclaimer

This document has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC ("Barclays"), for information purposes only. This document is an indicative summary of the terms and conditions of the securities/transaction described herein and may be amended, superseded or replaced by subsequent summaries. The final terms and conditions of the securities/transaction will be set out in full in the applicable offering document(s) or binding transaction document(s).

This document shall not constitute an underwriting commitment, an offer of financing, an offer to sell, or the solicitation of an offer to buy any securities described herein, which shall be subject to Barclays' internal approvals. No transaction or services related thereto is contemplated without Barclays' subsequent formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary. Accordingly you must independently determine, with your own advisors, the appropriateness for you of the securities/transaction before investing or transacting. Barclays accepts no liability whatsoever for any consequential losses arising from the use of this document or reliance on the information contained herein.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Barclays, its affiliates and the individuals associated therewith may (in various capacities) have positions or deal in transactions or securities (or related derivatives) identical or similar to those described herein.

IRS Circular 230 Disclosure: Barclays Capital and its affiliates do not provide tax advice. Please note that (i) any discussion of US tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

BARCLAYS CAPITAL INC., THE UNITED STATES AFFILIATE OF BARCLAYS CAPITAL, THE INVESTMENT BANKING DIVISION OF BARCLAYS BANK PLC, ACCEPTS RESPONSIBILITY FOR THE DISTRIBUTION OF THIS DOCUMENT IN THE UNITED STATES. ANY TRANSACTIONS BY US PERSONS IN ANY SECURITY DISCUSSED HEREIN MUST ONLY BE CARRIED OUT THROUGH BARCLAYS CAPITAL INC., 200 PARK AVENUE, NEW YORK, NY 10166.NO ACTION HAS BEEN MADE OR WILL BE TAKEN THAT WOULD PERMIT A PUBLIC OFFERING OF THE SECURITIES DESCRIBED HEREIN IN ANY JURISDICTION IN WHICH ACTION FOR THAT PURPOSE IS REQUIRED. NO OFFERS, SALES, RESALES OR DELIVERY OF THE SECURITIES DESCRIBED HEREIN OR DISTRIBUTION OF ANY OFFERING MATERIAL RELATING TO SUCH SECURITIES MAY BE MADE IN OR FROM ANY JURISDICTION EXCEPT IN CIRCUMSTANCES WHICH WILL RESULT IN COMPLIANCE WITH ANY APPLICABLE LAWS AND REGULATIONS AND WHICH WILL NOT IMPOSE ANY OBLIGATION ON BARCLAYS OR ANY OF ITS AFFILIATES.THIS DOCUMENT DOES NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO AN INVESTMENT IN THE SECURITIES/TRANSACTION. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE SECURITIES/TRANSACTION AND ANY APPLICABLE RISKS

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